SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 March 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 23 March, 2009 re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th
March
, 2009,
276
 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at
55.99p

per share for
Mr. J.E. Daniels
, under the Lloyds
TSB
 Group Shareplan, as follows:

223
 "partnership shares"; and
              53
 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds
TSB
 Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th March, 2009, 276 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 55.99p per share for Mr. A.G. Kane, under the Lloyds TSB Group Shareplan, as follows:

                                                                                                                                   223 "partnership shares"; and

                                                                                 53 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th March, 2009, 276 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 55.99p per share for Mrs. A.S. Risley, under the Lloyds TSB Group Shareplan, as follows:

                                                                                                                                   223 "partnership shares"; and

                                                                                53 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th March, 2009, 276 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 55.99p per share for Mrs C.F. Sergeant, under the Lloyds TSB Group Shareplan, as follows:

                                                                                                                                   223 "partnership shares"; and

                                                                                 53 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th March, 2009, 277 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 55.99p per share for Mr. G.T. Tate, under the Lloyds TSB Group Shareplan, as follows:

                                                                                                                                   224 "partnership shares"; and

                                                                                53 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th March, 2009, 276 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 55.99p per share for Mr. T.J.W. Tookey, under the Lloyds TSB Group Shareplan, as follows:

                                                                                                                                   223 "partnership shares"; and

                   53 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th March, 2009, 276 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 55.99p per share for Mrs H.A. Weir, under the Lloyds TSB Group Shareplan, as follows:

                                                                                                                                   223 "partnership shares"; and

                                                                                53 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

23rd March, 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 20th March, 2009, 276 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 55.99p per share for Mr. C.M. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:

                                                                                                                                   223 "partnership shares"; and

                                                                                                                                         53 "matching shares".

The notification relates to a transaction notified to Lloyds Banking Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  23 March 2009